Exhibit 99.1

Avago Finance Announces Fourth Quarter

And Fiscal Year 2008 Financial Results

•	Quarterly revenue of $447 million, up 14% year-over-year

•	Cash and cash equivalents grow by $65 million sequentially to $213 million at end of quarter

•	Adjusted EBITDA of $88 million, up 7% year-over-year

SAN JOSE, Calif., and SINGAPORE – December 9, 2008 – Avago Technologies Finance Pte. Ltd. (“Avago Finance”), a leading designer, developer and global supplier of analog semiconductor devices, today reported financial results for its fourth quarter and fiscal year 2008, ended November 2, 2008.

Fiscal Year 2008 Financial Results

Revenue grew 11 percent above fiscal 2007 to $1.7 billion. GAAP gross margin was 38.6 percent versus 23.7 percent last year. GAAP net income was $83 million compared with a GAAP net loss of $159 million, which included an asset impairment of $158 million, in fiscal 2007.

Non-GAAP gross margin was 42.3 percent compared with 38.8 percent in fiscal 2007. Non-GAAP net income rose by $77 million to $179 million, aided by the higher revenue and a 350 basis point improvement in gross margin. Adjusted EBITDA increased by $23 million to a total of $351 million.

Fourth Quarter Fiscal 2008 GAAP Results

Revenue was $447 million, an increase of $8 million, or 2 percent when compared with the previous quarter, and a gain of 14 percent above the same quarter last year. Gross margin was $168 million, or 37.6 percent of sales. This compares with a gross margin of $171 million, or 39.0 percent last quarter.

Net income of $18 million compares with net income of $44 million last quarter, which included a gain of approximately $25 million from discontinued operations.

Cash balances at the end of the quarter increased sequentially by $65 million to $213 million. The primary changes include $111 million of cash generated from operations, which was partially offset by $32 million used for the acquisition of the bulk acoustic wave business from Infineon announced last quarter. For fiscal 2008, the Company generated $201 million of cash from operations, up from $144 million in fiscal 2007.

Fourth Quarter Fiscal 2008 Non-GAAP Results

Changes in product mix and the under absorption of manufacturing fixed costs resulted in gross margin of $184 million, or 41.2 percent. This compares with gross margin of $188 million, or 42.8 percent last quarter.

R&D expenses were $68 million, or 15.2 percent of revenue. Last quarter, R&D expenses were $67 million, or 15.3 percent of revenue. Selling, general and administrative costs of $46 million, or 10.3 percent of revenue, compare with $48 million, or 10.9 percent of revenue in the third quarter.

Net income was $52 million, up from $48 million last quarter. These overall results translated into Adjusted EBITDA, as defined in the indentures governing our outstanding debt securities, of $88 million, compared with $94 million last quarter.

Financial Results Conference Call

Avago Technologies Finance Pte. Ltd. will host a conference call to review its financial results for the fourth quarter and fiscal year 2008 today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (480) 629-9031. No passcode is needed. The conference call will not be available for replay.

Non-GAAP Financial Measures

In addition to GAAP reporting, consistent with past practice Avago Finance reports net income or loss, as well as gross margin and operating expenses, on a non-GAAP basis. This non-GAAP earnings information excludes amortization of acquisition-related intangibles, stock-based compensation expense, asset impairment charges, restructuring charges, acquired in-process research and development, debt extinguishment losses and the results of discontinued operations. In addition, Avago Finance also discloses Adjusted EBITDA as measured by the indentures governing the Company’s outstanding debt securities. Avago Finance believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors in its debt securities for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) and a derivation of Adjusted EBITDA in accordance with our note indentures are included in the financial tables attached to this press release.

About Avago Technologies Finance Pte. Ltd

Avago Technologies Finance Pte. Ltd. is a leading designer, developer and global supplier of analog semiconductor devices for communications, industrial and consumer applications.

# # #

Safe Harbor Statement

This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago Finance, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; the recent financial crisis and its impact on our business, results of operations, and financial condition; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; any expenses associated with resolving customer product and warranty claims; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Annual

2

Report on Form 20-F filed with the SEC on December 13, 2007, recent Current Reports on Form 6-K, and other Avago Finance filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations and financial condition.

An affiliate of Avago Finance has filed a registration statement with the SEC relating to a proposed offering which has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release is not an offer to sell nor a solicitation of an offer to buy any securities.

*****************************************************************************

Investor Contact

Jim Fanucchi

Summit IR Group Inc.

(408) 404-5400

jim@summitirgroup.com

3

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(IN MILLIONS)

	Quarter ended			Year ended
	November 2, 2008	August 3, 2008	October 31, 2007	November 2, 2008	October 31, 2007
Net revenue	$447	$439	$391	$1,699	$1,527
Costs and expenses:
Cost of products sold:
Cost of products sold	263	251	241	981	936
Amortization of intangible assets	15	14	15	57	60
Asset impairment charges	—	—	—	—	140
Restructuring charges	1	3	6	6	29

Total cost of products sold	279	268	262	1,044	1,165
Research and development	69	68	51	265	205
Selling, general and administrative	48	50	45	196	193
Amortization of intangible assets	7	7	7	28	28
Asset impairment charges	—	—	—	—	18
Restructuring charges	1	2	8	6	22
Acquired in-process research & development	—	—	—	—	1

Total costs and expenses	404	395	373	1,539	1,632
Income (loss) from operations	43	44	18	160	(105)
Interest expense	(21)	(20)	(26)	(86)	(109)
Loss on extinguishment of debt	—	—	(1)	(10)	(12)
Other income (expense), net	(6)	—	6	(4)	14

Income (loss) from continuing operations before income taxes	16	24	(3)	60	(212)
Provision for (benefit from) income taxes	(9)	5	2	3	8

Income (loss) from continuing operations	25	19	(5)	57	(220)
Income (loss) from and gain (loss) on discontinued operations, net of income taxes	(7)	25	3	26	61

Net income (loss)	$18	$44	$(2)	$83	$(159)

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

FINANCIAL SUMMARY (NON-GAAP) - UNAUDITED

(IN MILLIONS, except percentages)

	Quarter ended			Year ended
	November 2, 2008	August 3, 2008	October 31, 2007	November 2, 2008	October 31, 2007
Net revenue	$447	$439	$391	$1,699	$1,527
Gross margin	184	188	150	718	592
% of net revenue	41%	43%	38%	42%	39%
Research and development	$68	$67	$51	$262	$205
Selling, general and administrative	$46	$48	$46	$184	$182
Total operating expenses	$114	$115	$97	$446	$387
% of net revenue	26%	26%	25%	26%	25%
Income from operations	$70	$73	$53	$272	$205
Interest expense	$(21)	$(20)	$(26)	$(86)	$(109)
Net income	$52	$48	$31	$179	$102

The financial summary excludes amortization of acquisition-related intangibles, share-based compensation, restructuring and asset impairment charges, acquired in-process research and development, loss on extinguishment of debt, and income (loss) from and gain (loss) on discontinued operations.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

FINANCIAL BRIDGE: GAAP TO NON-GAAP - UNAUDITED

(IN MILLIONS)

	Quarter ended			Year ended
	November 2, 2008	August 3, 2008	October 31, 2007	November 2, 2008	October 31, 2007
Net income (loss) on GAAP basis	$18	$44	$ (2)	$83	$ (159)
Amortization of acquisition-related intangibles
Cost of products sold	15	14	15	57	60
Operating Expenses	7	7	7	28	28
	22	21	22	85	88
Share-based compensation expense
Cost of products sold	—	—	—	—	1
Operating Expenses	3	3	(1)	15	11
	3	3	(1)	15	12
Asset impairment charges
Cost of products sold	—	—	—	—	140
Operating Expenses	—	—	—	—	18
	—	—	—	—	158
Restructuring charges
Cost of products sold	1	3	6	6	29
Operating Expenses	1	2	8	6	22
	2	5	14	12	51
Acquired in-process research & development	—	—	—	—	1
Loss on extinguishment of debt	—	—	1	10	12
(Income) loss from and (gain) loss on discontinued operations	7	(25)	(3)	(26)	(61)

Net income on Non-GAAP basis	$52	$48	$ 31	$179	$ 102

To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income, which is adjusted to reflect the GAAP results excluding amortization of acquisition-related intangibles, share-based compensation, restructuring and asset impairment charges, acquired in-process research and development, loss on extinguishment of debt, and (income) loss from and (gain) loss on discontinued operations. This non-GAAP presentation is provided to enhance the reader’s overall understanding of the comparability of the Company’s financial performance among periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA - UNAUDITED

(IN MILLIONS)

	Quarter ended			Year ended
	November 2, 2008	August 3, 2008	October 31, 2007	November 2, 2008	October 31, 2007
Net income (loss)	$18	$44	$(2)	$83	$(159)
Interest expense	21	20	26	86	109
Provision for (benefit from) income taxes	(9)	5	2	3	8
Depreciation and amortization expense	42	40	42	159	176

EBITDA	72	109	68	331	134
Asset impairment charges	—	—	—	—	158
Restructuring and other unusual charges	6	7	15	20	57
Purchase accounting adjustments	—	—	2	1	16
Share-based compensation	3	3	(1)	15	12
Loss on extinguishment of debt	—	—	1	10	12
(Income) loss from and (gain) loss on discontinued operations	7	(25)	(3)	(26)	(61)

Adjusted EBITDA	$88	$94	$82	$351	$328

EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income (loss), as that term is defined under GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance.

Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(IN MILLIONS)

	November 2, 2008	October 31, 2007 (1)
ASSETS
Current assets:
Cash and cash equivalents	$213	$309
Trade accounts receivable, net	184	218
Inventory	188	140
Assets of discontinued operations	—	25
Other current assets	34	25

Total current assets	619	717
Property, plant and equipment, net	299	292
Goodwill	169	122
Intangible assets, net	721	777
Other long-term assets	61	43

Total assets	$1,869	$1,951

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$174	$194
Employee compensation and benefits	74	56
Accrued interest	32	34
Capital lease obligations - current	2	2
Other current liabilities	48	44

Total current liabilities	330	330
Long-term liabilities:
Long-term debt	703	903
Capital lease obligations - non-current	5	4
Other long-term liabilities	55	30

Total liabilities	1,093	1,267
Shareholder’s equity:
Ordinary shares, no par value	1,080	1,066
Accumulated deficit	(312)	(386)
Accumulated other comprehensive income	8	4

Total shareholder’s equity	776	684

Total liabilities and shareholder’s equity	$1,869	$1,951

(1)	Amounts as of October 31, 2007 have been derived from audited financial statements as of that date.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(IN MILLIONS)

	Quarter ended			Year ended
	November 2, 2008	August 3, 2008	October 31, 2007	November 2, 2008	October 31, 2007
Cash flows from operating activities:
Net income (loss)	$18	$44	$(2)	$83	$(159)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	42	40	42	159	176
Amortization of debt issuance costs	1	1	1	4	4
Asset impairment charges	—	—	—	—	158
(Gain) loss on sale of discontinued operations	7	(25)	(3)	(27)	(61)
Non-cash portion of restructuring charges	—	—	3	—	4
Acquired in-process research & development	—	—	—	—	1
Loss on extinguishment of debt	—	—	1	6	12
Loss on disposal of property, plant and equipment	1	1	—	2	2
Share-based compensation	3	3	(1)	15	12
Changes in assets and liabilities, net of acquisitions and dispositions:
Trade accounts receivable	29	—	1	38	(31)
Inventory	7	(27)	(2)	(45)	28
Accounts payable	—	12	29	(29)	29
Employee compensation and benefits	4	16	6	18	(12)
Other current assets and current liabilities	21	(8)	48	(20)	(28)
Other long-term assets and long-term liabilities	(22)	3	(3)	(3)	9

Net cash provided by operating activities	111	60	120	201	144

Cash flows from investing activities:
Purchase of property, plant and equipment	(18)	(19)	(10)	(65)	(37)
Purchase of intangible assets	—	—	—	(6)	—
Acquisitions and investment, net of cash acquired	(32)	—	—	(78)	(27)
Proceeds from disposal of property, plant, and equipment	5	—	—	5	—
Proceeds from sale of discontinued operations	—	25	4	50	69

Net cash (used in) provided by investing activities	(45)	6	(6)	(94)	5

Cash flows from financing activities:
Debt repayments	—	(2)	(15)	(202)	(107)
Cash settlement of equity awards	(1)	—	(4)	(2)	(5)
Payment on capital lease obligation	—	—	—	—	(1)
Excess tax benefits from share-based compensation	—	1	1	1	1

Net cash used in financing activities	(1)	(1)	(18)	(203)	(112)

Net increase (decrease) in cash and cash equivalents	65	65	96	(96)	37
Cash and cash equivalents at the beginning of period	148	83	213	309	272

Cash and cash equivalents at end of period	$213	$148	$309	$213	$309